UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2009
SCHEDULE 13G	Estimated average burden hours per response. . 10.4

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Pinnacle Airlines Corp.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

723443107

(CUSIP Number)

August 24, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 723443107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Value Investment Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

	6.	Shared Voting Power 470,826 shares of Common Stock

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 470,826 shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 470,826 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 2.1%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 723443107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Value Investment Offshore Fund, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

	6.	Shared Voting Power 526,474 shares of Common Stock

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 526,474 shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 526,474 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 2.4%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 723443107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Value Advisors, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

	6.	Shared Voting Power 997,300 shares of Common Stock

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 997,300 shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 997,300 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 4.5%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 723443107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Value Management, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

	6.	Shared Voting Power 997,300 shares of Common Stock

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 997,300 shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 997,300 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 4.5%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 723443107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Strategic Value Master Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

	6.	Shared Voting Power 602,700 shares of Common Stock

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 602,700 shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 602,700 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 2.7%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 723443107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo SVF Management, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

	6.	Shared Voting Power 602,700 shares of Common Stock

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 602,700 shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 602,700 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 2.7%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 723443107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo SVF Advisors, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

	6.	Shared Voting Power 602,700 shares of Common Stock

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 602,700 shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 602,700 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 2.7%

12.	Type of Reporting Person (See Instructions) PN

Item 1.	(a)	Name of Issuer
Pinnacle Airlines Corp. (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices
1689 Nonconnah Blvd., Suite 111
Memphis, Tennessee 38132

Item 2.	(a)	Name of Person Filing

This statement is filed by Apollo Value Investment Fund, L.P. (“AP Value”), Apollo Value Investment Offshore Fund, Ltd. (“AP Offshore”), Apollo Value Advisors, L.P. (“Value Advisors”), Apollo Value Management, L.P. (“Value Management”), Apollo Strategic Value Master Fund, L.P. (“SV Master Fund”), Apollo SVF Advisors, L.P. (“SVF Advisors”), and Apollo SVF Management, L.P. (“SVF Management”). Value Advisors serves as the general partner of AP Value, Value Management serves as the manager of each of AP Value and AP Offshore, SVF Advisors serves as the managing general partner of SV Master Fund and SVF Management serves as the manager of SV Master Fund. AP Value, AP Offshore, Value Advisors, Value Management, SV Master Fund, SVF Advisors and SVF Management are collectively referred to herein as the “Reporting Persons.”

	(b)	Address of Principal Business Office or, if none, Residence
The principal office of each of the Reporting Persons is Two Manhattanville Road, Suite 203, Purchase, New York 10577.

	(c)	Citizenship

AP Value, Value Advisors, Value Management, SVF Advisors and SVF Management are each Delaware limited partnerships. AP Offshore is an exempted company incorporated in the Cayman Islands with limited liability. SV Master Fund is an exempted limited partnership registered in the Cayman Islands.

	(d)	Title of Class of Securities
Common stock, par value $0.01 (the “Common Stock”).

	(e)	CUSIP Number
723443107

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership.

	(a)	Amount beneficially owned:
		AP Value:	470,826 shares of Common Stock
		AP Offshore:	526,474 shares of Common Stock
		Value Advisors:	997,300 shares of Common Stock
		Value Management:	997,300 shares of Common Stock
		SV Master Fund:	602,700 shares of Common Stock
		SVF Advisors:	602,700 shares of Common Stock
		SVF Management:	602,700 shares of Common Stock

Value Advisors, Value Management, SVF Advisors, SVF Management, Apollo Value Capital Management, LLC, which is the general partner of Value Advisors, Apollo Value Management GP, LLC, which is the general partner of Value Management, Apollo SVF Management GP, LLC, which is the general partner of SVF Management, Apollo SVF Capital Management, LLC, which is the general partner of SVF Advisors, and Messrs. Leon Black, Joshua Harris and Marc Rowan, the principal members of Apollo Value Capital Management, LLC, Apollo Value Management GP, LLC, Apollo SVF Capital Management, LLC, Apollo SVF Management GP, LLC and their respective members, disclaim beneficial ownership of all shares of the Issuer’s common stock in excess of their pecuniary interests, if any, and this report shall not be deemed an admission that any such person or entity is the beneficial owner of, or has any pecuniary interest in, such securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(b)	Percent of class:
	AP Value:	2.1%
	AP Offshore:	2.4%
	Value Advisors:	4.5%
	Value Management:	4.5%
	SV Master Fund:	2.7%
	SVF Advisors:	2.7%
	SVF Management:	2.7%

The percentage amounts are based on 20,080,585 shares of Common Stock outstanding on July 31, 2006, according to the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 1, 2006.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote:
.		0 for all Reporting Persons

(ii)	Shared power to vote or to direct the vote:
	AP Value:	470,826 shares of Common Stock
	AP Offshore:	526,474 shares of Common Stock
	Value Advisors:	997,300 shares of Common Stock
	Value Management:	997,300 shares of Common Stock
	SV Master Fund:	602,700 shares of Common Stock
	SVF Advisors:	602,700 shares of Common Stock
	SVF Management:	602,700 shares of Common Stock

(iii)	Sole power to dispose or to direct the disposition of:
0 for all Reporting Persons.

(iv)	Shared power to dispose or to direct the disposition of:
	AP Value:	470,826 shares of Common Stock
	AP Offshore:	526,474 shares of Common Stock
	Value Advisors:	997,300 shares of Common Stock
	Value Management:	997,300 shares of Common Stock
	SV Master Fund:	602,700 shares of Common Stock
	SVF Advisors:	602,700 shares of Common Stock
	SVF Management:	602,700 shares of Common Stock

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[The remainder of this page intentionally left blank.]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 1, 2006	APOLLO VALUE INVESTMENT FUND, L.P.

By:	APOLLO VALUE ADVISORS, L.P.
Its General Partner

By:	APOLLO VALUE CAPITAL MANAGEMENT, LLC
Its General Partner

By:	/s/ PATRICIA M. NAVIS
Patricia M. Navis
Vice President

Date: September 1, 2006	APOLLO VALUE INVESTMENT OFFSHORE FUND, LTD.

By:	APOLLO VALUE MANAGEMENT, L.P.
Its Manager

By:	APOLLO VALUE MANAGEMENT GP, LLC
Its General Partner

By:	/s/ PATRICIA M. NAVIS
Patricia M. Navis
Vice President

Date: September 1, 2006	APOLLO VALUE ADVISORS, L.P.

By:	APOLLO VALUE CAPITAL MANAGEMENT, LLC
Its General Partner

By:	/s/ PATRICIA M. NAVIS
Patricia M. Navis
Vice President

Date: September 1, 2006	APOLLO VALUE MANAGEMENT, L.P.

By:	APOLLO VALUE MANAGEMENT GP, LLC
Its General Partner

By:	/s/ PATRICIA M. NAVIS
Patricia M. Navis
Vice President

Date: September 1, 2006	APOLLO STRATEGIC VALUE MASTER FUND, L.P.

By:	APOLLO SVF ADVISORS, L.P.
Its Managing General Partner

By:	APOLLO SVF CAPITAL MANAGEMENT, LLC
Its General Partner

By:	/s/ PATRICIA M. NAVIS
Patricia M. Navis
Vice President

Date: September 1, 2006	APOLLO SVF ADVISORS, L.P.

By:	APOLLO SVF CAPITAL MANAGEMENT, LLC
Its General Manager

By:	/s/ PATRICIA M. NAVIS
Patricia M. Navis
Vice President

Date: September 1, 2006	APOLLO SVF MANAGEMENT, L.P.

By:	APOLLO SVF MANAGEMENT GP, LLC
Its General Partner

By:	/s/ PATRICIA M. NAVIS
Patricia M. Navis
Vice President